Filed by Srivaru Holding Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-2

under the Securities Exchange Act of 1934

Subject Company: Mobiv Acquisition Corp.

COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON

FORM F-4 FILED BY SRIVARU HOLDING LIMITED: 333-272717

Mobiv Acquisition Corp Provides Update on Planned Business Combination with SRIVARU

DELAWARE, USA, September 27, 2023 — Mobiv Acquisition Corp (Nasdaq: MOBVU, MOBV, MOBVW) (the “Company”), a special purpose acquisition company, announces that it has filed its Definitive Proxy Statement in connection with the planned business combination with SRIVARU Holding Limited (“SRIVARU”), a commercial-stage provider of premium electric motorcycles. The Company also reports it has entered into a Lock-Up Waiver, effective September 29, 2023, whereby the underwriter of the Company’s initial public offering agreed to waive certain lock-up restrictions applicable to up to 100,000 shares of Class B common stock held by the Mobiv Pte. Ltd., in connection with compensation to be paid in connection with the closing of the planned business combination.

Peter Bilitsch, CEO of Mobiv, stated, “We are making steady progress towards completing the planned business combination with SRIVARU. We believe SRIVARU is taking all the right steps to establish themselves as a leader within the electric motorcycle market, in terms of both quality and safety. Their initial focus is in India, one of the world’s largest and fastest-growing markets for two-wheeled vehicles, which is forecast to exceed $36 billion by 2027. On behalf of the Mobiv board, I would like to thank our shareholders for your support and we look forward to a successful completion of the business combination.”

About Mobiv Acquisition Corp

The Company is a newly incorporated blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with a target business. The Company may pursue a business combination target in any industry or geographic region and will invest using the lens of the UN Sustainable Development Goals, which reflect social and environmental mega-trends that are re-shaping our world. https://mobiv.ac/.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements,” including with respect to the Company’s search for an initial business combination. No assurance can be given as to the consummation of any business combination or the terms thereof. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s registration statement and prospectus for the initial public offering filed with the SEC. Copies are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Company Contact:

Mobiv Acquisition Corp

850 Library Avenue, Suite 204

Newark, Delaware 19711

Attn.: Mr. Peter Bilitsch

Chief Executive Officer

Email: peter.bilitsch@mobiv.ac

Tel.: +13027386680

Investor & Media Contact

Crescendo Communications, LLC

Tel: (212) 671-1020

Email: MOBV@Crescendo-IR.com